GENTOR RESOURCES INC.

(An Exploration Stage Company)

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

As at and for the three months ended

MARCH 31, 2012

GENTOR RESOURCES INC.

NOTICE TO READER

These interim condensed consolidated financial statements of Gentor Resources Inc. as at and for the three months ended March 31, 2012 have been prepared by management of Gentor Resources Inc. The auditors of Gentor Resources Inc. have not audited or reviewed these interim condensed consolidated financial statements.

2

GENTOR RESOURCES INC.
(An Exploration Stage Company)
INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
(Stated in US dollars) (unaudited)

As at	March 31, 2012	December 31, 2011

ASSETS

Current
Cash	$5,567,877	$6,935,012
Prepaids and advances (note 3)	42,495	75,898
Total current assets	$5,610,372	$7,010,910

Long term deposit (note 4)	10,000	10,000
Capital assets (note 6)	224,600	257,968
Mineral properties (note 5)	18,248,198	18,248,198

Total assets	$24,093,170	$25,527,076

LIABILITIES

Current
Accounts payable	$366,920	$552,377
Accrued liabilities	6,364	50,550
Due to related parties (note 7)	103,907	132,240
Canadian dollar common share purchase warrants (note 9e)	54,693	263,398
Total current liabilities	531,884	998,565

Total liabilities	$531,884	$998,565

SHAREHOLDERS’ EQUITY
Authorized
500,000,000 Common Shares, $0.0001 par value (note 9a) Issued and outstanding 62,753,840 Common Shares (December 31, 2011 – 62,753,840)(note 9b)	6,275	6,275
Additional paid-in capital	40,916,191	40,761,669
Deficit accumulated during the exploration stage	(17,361,180)	(16,239,433)
Total shareholders’ equity	23,561,286	24,528,511
Total liabilities and shareholders’ equity	$24,093,170	$25,527,076

See accompanying notes to the interim condensed consolidated financial statements.

3

GENTOR RESOURCES INC.
(An Exploration Stage Company)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Stated in US dollars) (unaudited)

	For the three month period ended	For the three month period ended	Cumulative from inception on March 24, 2005 to
	March 31, 2012	March 31, 2011	March 31, 2012
Expenses

Field camps expenses	$59,878	$27,921	$723,139
Surveying	-	-	87,440
Geophysics	892	65,488	767,301
Geochemistry	13,450	3,236	268,184
Geology	117,355	96,357	1,247,799
Drilling	152,708	127,126	4,375,372
Environmental testing	-	-	28,210
Mineral properties	-	100,000	663,045
Consulting fees – related parties	-	-	12,400
Consulting fees – others	-	7,286	194,624
Management fees	-	-	2,000
Professional fees	281,775	186,754	2,578,248
General and administrative expenses	679,227	368,908	5,174,253
(Gain) on sale of capital assets	-	-	(117,977)
Depreciation	33,368	42,913	566,248
Net operating loss	(1,338,653)	(1,025,989)	(16,570,286)
Interest income	8,201	55	20,653
Gain on Canadian dollar common share purchase warrants (note 9e)	208,705	-	289,520
Rental income	-	-	6,720
Warrant modification (note 9d)	-	-	(1,057,787)
Loss on deposit	-	-	(50,000)
Net loss and comprehensive loss	$(1,121,747)	$(1,025,934)	$(17,361,180)

Basic and diluted loss per common share (note 9f)	$(0.02)	$(0.02)

Weighted average number of basic and diluted common shares outstanding (note 9f)	62,753,840	57,377,805

See accompanying notes to the interim condensed consolidated financial statements.

4

GENTOR RESOURCES INC.
(An Exploration Stage Company)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
(Stated in US dollars) (unaudited)

	For the three month period ended March 31, 2012	For the three month period ended March 31, 2011	Cumulative from inception on March 24, 2005 to March 31, 2012
CASH PROVIDED BY (USED IN):
Operating activities:
Adjustments required to reconcile net loss with net cash used in operating activities
Net loss	$(1,121,747)	$(1,025,934)	$(17,361,180)
Warrant modification (note 9d)	-	-	1,057,787
Depreciation	33,368	42,913	566,248
Gain on derivative financial instruments	(208,705)	-	(289,520)
Gain on sale of capital assets	-	-	(117,977)
Accrued interest included in notes payable	-	13,343	95,115
Stock based compensation – employees	154,522	105,625	877,437
Stock based compensation – consultants	-	-	97,500
Loss on deposit	-	-	50,000
Shares issued for mineral properties	-	-	100,000
Shares issued for services	-	-	180,000
Change in non cash working capital balances
Accounts payable	(185,457)	110,988	285,788
Accrued liabilities	(44,186)	37,408	(2,454)
Prepaids and advances	33,403	(56,441)	(90,124)
Cash used in operating activities	(1,338,802)	(772,098)	(14,551,380)
Financing activities
Loan payable repayment	-	(9,114)	(145,499)
Notes payable repayment	-	-	(93,344)
Due to related parties/advances	(28,333)	433	(427,247)
Common shares and warrants issued (net of issuance costs)	-	4,442,036	21,129,694
Cash (used in) provided by financing activities	(28,333)	4,433,355	20,463,604
Investing activities
Purchase of capital assets	-	(79,767)	(621,764)
Gentor Resources Limited acquisition	-	-	255,889
Proceeds from disposal of capital assets	-	-	200,528
Purchase of a certificate of deposit	-	-	(10,000)
Mineral properties expenditures	-	-	(169,000)
Cash provided by (used in) investing activities	-	(79,767)	(344,347)
Net (decrease) increase in cash	(1,367,135)	3,581,490	5,567,877
Cash, beginning of the period	6,935,012	5,331,916	-
Cash, end of the period	$5,567,877	$8,913,406	$5,567,877

Supplemental cash flow information (note 10). See accompanying notes to the interim condensed consolidated financial statements.

5

GENTOR RESOURCES INC.
(An Exploration Stage Company)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
For the three month period ended March 31, 2012
(Stated in US dollars)
(unaudited)

	Number of Common Shares	Common Shares Amount	Additional paid-in capital	Accumulated deficit	Total shareholders’ equity (deficiency)
Shares issued on March 24, 2005 at $0.004 per share	12,500,000	$1,250	$48,750	$-	$50,000
Net loss for the year	-	-	-	(97,637)	(97,637)
Balance at December 31, 2005	12,500,000	1,250	48,750	(97,637)	(47,637)

Shares issued on December 15, 2006 at $0.20 per share	5,000,000	500	999,500	-	1,000,000
Net loss for the year	-	-	-	(233,900)	(233,900)
Balance at December 31, 2006	17,500,000	$1,750	$1,048,250	$(331,537)	$718,463

Shares issued on July 23, 2007 at $0.20 per share	500,000	$50	$99,950	$-	$100,000
Shares issued on July 31, 2007 at $0.20 per share	1,000,000	100	199,900	-	200,000

Shares issued on November 20, 2007 at $0.25 per share	1,000,000	100	249,900	-	250,000

Shares issued on December 17, 2007 at $1.00 per share	2,500,000	250	2,374,750	-	2,375,000

Net loss for the year	-	-	-	$(1,881,910)	$(1,881,910)

Balance at December 31, 2007	22,500,000	$2,250	$3,972,750	$(2,213,447)	$1,761,553
Net loss for the year	-	-	-	$(3,189,473)	$(3,189,473)

Balance at December 31, 2008	22,500,000	$2,250	$3,972,750	$(5,402,920)	$(1,427,920)
Net loss for the year	-	-	-	$(564,947)	$(564,947)

Balance at December 31, 2009	22,500,000	$2,250	$3,972,750	$(5,967,867)	$(1,992,867)

Shares issued on March 8, 2010 at $1.02 per share	13,063,000	1,306	13,322,954	-	13,324,260
Shares issued at $1.80 per share on April 28, 2010	2,600,000	260	4,679,740	-	4,680,000
Shares issued at $0.50 per share on April 29, 2010	4,000,000	400	1,164,512	-	1,164,912
Warrants issued on April 29, 2010	-	-	730,568	-	730,568
Shares issued at $0.75 per share on October 28, 2010	4,000,000	400	2,260,794	-	2,261,194
Warrants issued on October 28, 2010	-	-	738,806	-	738,806
Shares issued at $0.75 per share on October 29, 2010	333,334	33	183,844	-	183,877
Warrants issued on October 29, 2010	-	-	60,049	-	60,049
Shares issued at $0.75 per share on November 2, 2010	2,666,667	267	1,507,196	-	1,507,463
Warrants issued on November 2, 2010	-	-	492,537	-	492,537

6

GENTOR RESOURCES INC.

	Number of Common Shares	Common Shares Amount	Additional paid-in capital	Accumulated deficit	Total shareholders’ equity (deficiency)

Shares issued at $0.75 per share on November 18, 2010	26,000	3	14,695	-	14,698
Warrants issued on November 18, 2010	-	-	4,802	-	4,802
Shares issued at $0.75 per share on December 22, 2010	3,662,671	366	2,032,186	-	2,032,552
Warrants issued on December 22, 2010	-	-	663,851	-	663,851
Issuance of stock options on August 30, 2010	-	-	238,334	-	238,334
Net loss for the year	-	-	-	(3,610,465)	(3,610,465)

Balance at December 31, 2010	52,851,672	$5,285	$32,067,618	$(9,578,332)	$22,494,571

Shares issued at $0.75 per share on January 18, 2011	200,000	20	112,762	-	112,782
Warrants issued on January 18, 2011	-	-	37,218	-	37,218
Shares issued at $0.75 per share on January 24, 2011	250,000	25	140,952	-	140,977
Warrants issued on January 24, 2011	-	-	46,523	-	46,523
Shares issued at $0.75 per share on January 26, 2011	5,333,334	533	3,006,987	-	3,007,520
Warrants issued on January 26, 2011	-	-	992,481	-	992,481
Shares issued at $0.75 per share on January 27, 2011	200,000	20	112,762	-	112,782
Warrants issued on January 27, 2011	-	-	37,218	-	37,218
Shares issued at $0.75 per share on February 24, 2011	222,000	22	125,166	-	125,188
Warrants issued on February 24, 2011	-	-	41,312	-	41,312
Shares issued at $0.75 per share on March 4, 2011	33,334	3	18,795	-	18,798
Warrants issued on March 4, 2011	-	-	6,203	-	6,203
Shares issued at $0.75 per share on March 7, 2011	113,000	11	63,711	-	63,722
Warrants issued on March 7, 2011	-	-	21,028	-	21,028
Shares issued at $0.75 per share on March 15, 2011	165,000	17	93,028	-	93,045
Warrants issued on March 15, 2011	-	-	30,705	-	30,705
Shares issued at Cdn $1.00 per share on August 09, 2011	35,000	3	31,763	-	31,766
Shares issued at Cdn $1.00 per share on August 17, 2011	5,000	1	4,577	-	4,578
Shares issued at Cdn $1.00 per share on September 1, 2011	25,000	3	22,919	-	22,922
Shares issued at Cdn $1.00 per share on September 12, 2011	255,000	25	224,968	-	224,993
Shares issued at Cdn $1.00 per share on September 16, 2011	750,000	75	661,428	-	661,503

7

GENTOR RESOURCES INC.

	Number of Common Shares	Common Shares Amount	Additional paid-in capital	Accumulated deficit	Total shareholders’ equity (deficiency)

Shares issued at Cdn $1.00 per share on September 19, 2011	41,500	4	36,162	-	36,166
Shares issued at Cdn $1.00 per share on September 20, 2011	5,000	1	4,335	-	4,336
Shares issued at Cdn $1.00 per share on September 26, 2011	1,000	-	837	-	837
Shares issued at Cdn $1.00 per share on September 27, 2011	5,000	1	4,339	-	4,340
Shares issued at Cdn $1.00 per share on October 12, 2011	100,000	10	88,785	-	88,795
Shares issued at Cdn $1.00 per share on November 2, 2011	2,163,000	216	1,943,297	-	1,943,513
Financing costs	-	-	(856,078)	-	(856,078)
Warrant modification (note 9d)	-	-	1,057,787	(1,057,787)	-
Stock based compensation expense	-	-	582,081	-	582,081
Net loss for the year	-	-	-	(5,603,314)	(5,603,314)

Balance at December 31, 2011	62,753,840	$6,275	$40,761,669	$(16,239,433)	$24,528,511
Stock based compensation expense (note 9)	-	-	154,522	-	154,522
Net loss for the period	-	-	-	(1,121,747)	(1,121,747)

	62,753,840	$6,275	$40,916,191	$(17,361,180)	$23,561,286

See accompanying notes to the interim condensed consolidated financial statements.

8

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars and unaudited)
For the three month period ended March 31, 2012

1.	ORGANIZATION AND GOING CONCERN

In February 2012, Gentor Resources Inc. (“the Company”) completed a corporate reorganization (the “Corporate Reorganization”), as a result of which the Company’s corporate jurisdiction has been moved from Florida to the Cayman Islands.  The Corporate Reorganization was effected by a two-step process involving a merger of Gentor Resources, Inc. (the Florida company which had been incorporated on March 24, 2005) with and into its wholly-owned Wyoming subsidiary, followed by a continuation of the surviving company into the Cayman Islands. The Company is an exploration stage corporation formed for the purpose of prospecting and developing mineral properties.

These interim condensed consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.  For the three months ended March 31, 2012, the Company had a loss from operations of $1,121,747 (three months ended March 31, 2011 - $1,025,934) and an accumulated deficit of $17,361,180 (December 31, 2011 – $16,239,433), which raise substantial doubt on the Company’s ability to continue on a going concern basis.

The Company intends to fund operations through equity financing arrangements, which may be insufficient to fund its capital expenditure, working capital and other cash requirements. The Company’s continued existence is dependent upon it emerging from the exploration stage, obtaining additional financing to continue operations, exploring and developing the mining properties and the discovery, development and sale of ore reserves.

These interim condensed consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	BASIS OF CONSOLIDATION

These interim condensed consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries Gentor Idaho, Inc. and Gentor Resources Limited (formerly known as APM Mining Limited).

Gentor Idaho, Inc. was incorporated on June 28, 2007 under the laws of the State of Idaho. Gentor Resources Limited was incorporated on November 19, 2009 under the laws of the British Virgin Islands and changed its name from APM Mining Limited on April 30, 2010 following its acquisition by the Company on March 8, 2010. Intercompany balances and transaction have been eliminated in preparing these interim condensed consolidated financial statements. These interim condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (``US GAAP``).

9

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars and unaudited)
For the three month period ended March 31, 2012

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

b)	MINERAL PROPERTIES AND EXPLORATION COSTS

Exploration costs pertaining to mineral properties with no proven reserves are charged to operations as incurred. When it is determined that mineral properties can be economically developed as a result of establishing proven and probable reserves, costs incurred to develop such properties are capitalized. Such costs will be depreciated using the units-of-production method over the estimated life of the proven and probable reserves. The Company is in the exploration stage and has not yet realized any revenue from its planned operations.

c)	CAPITAL ASSETS

Capital assets are recorded at cost less accumulated depreciation. Depreciation is recorded as follows:

Vehicle	- Straight line over a range of two to four years

Mining equipment	- Straight line over four years

Office equipment	- Straight line over four years

Furniture and fixtures	- 20% declining balance basis

Building	- Straight line over five years

d)	ASSET IMPAIRMENT

The Company monitors events and changes in circumstances which may require an assessment of the recoverability of its long-lived assets.  If required, the Company would assess recoverability using estimated undiscounted future operating cash flows of the related asset or asset grouping. Assets are grouped at the lowest levels for which there are identifiable cash flows that are largely independent of the cash flows generated by other asset groups.  If the carrying amount of an asset is not recoverable, an impairment loss is recognized in operations, measured by comparing the carrying amount of the asset to its fair value.  No impairment losses were warranted or recorded for the three months ended March 31, 2012, and 2011.  Long-lived assets to be disposed of are reported at the lower of carrying amount or estimated fair value less cost to sell.

10

GENTOR RESOURCES INC.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US dollars and unaudited)

For the three month period ended March 31, 2012

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

e)	ASSET RETIREMENT OBLIGATIONS

The fair value of the liability of an asset retirement obligation is recorded when it is incurred and the corresponding increase to the asset is depreciated over the estimated life of the asset. The liability is periodically adjusted to reflect changes in the estimated present value resulting from the passage of time and revisions to the estimates of either the timing or amount of the asset retirement obligation.  The Company has not identified or recorded any asset retirement obligations on its balance sheets as at March 31, 2012 and December 31, 2011.

f)	STOCK BASED COMPENSATION

The Company has a stock option plan, which is described in note 9(c).  The Company uses the fair value method of accounting for stock options granted to directors, officers and employees whereby the fair value of options granted measured at the grant date is recorded as a compensation expense in the financial statements on a straight line basis over the requisite employee service period (usually the vesting period).  Compensation expense on stock options granted to non-employees is measured at the earlier of the completion of performance and the date the options are vested using the fair value method and is recorded as an expense in the same period as if the Company had paid cash for the goods or services received.  Any consideration paid by directors, officers, employees and consultants on exercise of stock options or purchase of shares is credited to capital stock.  Shares are issued from treasury upon the exercise of stock options.  The Company estimates that all options will vest. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

g)	CASH

Cash consists of bank balances. The Company maintains cash in bank deposit accounts in Canada and the US that at times may exceed US and Canadian federally insured limits.  The Company has not experienced any losses in such accounts.

h)	FOREIGN EXCHANGE

The Company’s functional and reporting currency is United States dollars. The functional currency of the foreign operations is United States dollars and amounts are translated as follows: monetary assets and liabilities are translated at the spot rates of exchange in effect at the end of the period; non-monetary items are translated at historical exchange rates in effect on the dates of the transactions. Revenues and expense items are translated at average rates of exchange in effect during the period, except for depreciation, which is translated at its corresponding historical rate. Realized and unrealized exchange gains and losses are included in the interim condensed consolidated statements of operations.

11

GENTOR RESOURCES INC.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US dollars and unaudited)

For the three month period ended March 31, 2012

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

i)	USE OF ESTIMATES

The preparation of financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of expenses during the reporting period.

Actual results could differ from management's best estimates as additional information becomes available in the future. The Company bases its estimates and assumptions on historical experience, current facts, and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. Significant estimates and assumptions include those related to the recoverability of mineral properties and capital assets, estimation of future income taxes, useful lives of depreciable assets, and fair value estimates for stock options and warrants.

j)	FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company follows ASC 820-10 Fair Value Measurements and Disclosures for its financial assets and financial liabilities that are re-measured and reported at fair value at each reporting period.

Fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. At March 31, 2012 and December 31, 2011, the carrying values of the Company’s cash, accounts payable and accrued liabilities approximate fair value.

The Company has Canadian dollar (“Cdn$”) denominated warrants, the liability portion of which are considered derivative financial instruments requiring re-measurement at each reporting period. See note 9e for the Black-Scholes option-pricing model that was used to estimate fair values of all Cdn$ warrants granted and outstanding.

k)	INCOME TAXES

Deferred income taxes are reported for timing differences between items of income or expense reported in the financial statements and those reported for income tax purposes, which require the use of the asset/liability method of accounting for income taxes. Deferred income taxes and tax benefits are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases, and for the tax loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company recognizes deferred taxes for the estimated future tax effects attributable to deductible temporary differences and loss carryforwards when realization is more likely than not.  The deferred taxes for the Company amount to nil at the balance sheet date.

12

GENTOR RESOURCES INC.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US dollars and unaudited)

For the three month period ended March 31, 2012

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounting Standards Codification 740, “Income Taxes” requires that the Company recognize the impact of a tax position in its financial statement if the position is more likely than not of being sustained upon examination and on the technical merits of the position. At March 31, 2012, the Company has no material unrecognized tax benefits. The Company does not anticipate any material change in the total amount of unrecognized tax benefits to occur within the next twelve months.

l)	LOSS PER SHARE

Basic loss per share calculations are based on the weighted average number of common shares issued and outstanding during the year. Diluted earnings per share is calculated using the treasury method.  The treasury method assumes that outstanding stock options and share purchase warrants with an average exercise price below market price of the underlying shares are exercised and the assumed proceeds are used to repurchase common shares of the Company at the average market price of the common shares for the year.  As the Company is incurring losses, basic and diluted loss per share are the same since including the exercise of outstanding stock options and share purchase warrants in the diluted loss per share calculation would be anti-dilutive.

m)	RECENT ACCOUNTING PRONOUNCEMENTS

In March 2012, the Financial Accounting Standards Board (the “FASB”) issued an amendment to “Presentation of Comprehensive Income” (“ASU 2011-05”). The amendment defers certain requirements in  ASU 2011-05 related to reclassifications out of accumulated other comprehensive income until such time as the FASB has completed re-deliberation of such requirements. The amendment reinstates the requirements for the presentation of reclassifications out of accumulated other comprehensive income that were in place before the issuance of ASU 2011-05. The amendment is effective at the same time as the amendments in ASU 2011-05.  The Company is currently evaluating the impact of the adoption of ASU 2011-04 on its financial position, results of operations and disclosures.

Other pronouncements issued by the FASB or other authoritative accounting standards groups with future effective dates are either not applicable or are not expected to be significant to the financial statements of the Company.

3.	PREPAIDS AND ADVANCES

The prepaids and advances primarily consist of $14,423 for prepaid rent and $25,159 for prepaid insurance as at March 31, 2012 (December 31, 2011 - $25,788 for insurance claim receivable and $47,037 for prepaid insurance, respectively). Other items included in the prepaids and advances total $2,914 (December 31, 2010 - $3,083).

4.	LONG TERM DEPOSIT

The long-term deposit is a $10,000 certificate of deposit issued on March 11, 2012 and assigned to the United States Department of the Interiors, Bureau of Land Management, as a reclamation bond for the installation of a bridge crossing the Patterson creek at the Company’s Idaho project.

This certificate of deposit bears an interest rate of 1.75% per annum and matures on March 11, 2013.  It will automatically roll over to maintain the bond in good standing.

13

GENTOR RESOURCES INC.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US dollars and unaudited)

For the three month period ended March 31, 2012

5.	MINERAL PROPERTIES

Oman Project

On March 8, 2010, the Company acquired, through its wholly owned subsidiary Gentor Resources Limited, the earn-in rights to the Block 5 and Block 6 copper exploration projects located in Oman.  Pursuant to the Earn-in Agreement between Al Fairuz Mining and Gentor Resources Limited, which relates to the Block 5 project, the Company has the right to earn up to a 65% equity position in Al Fairuz Mining.  Pursuant to the Earn-in Agreement between Al Zuhra Company, LLC (“Al Zuhra Mining”) and Gentor Resources Limited, which relates to the Block 6 project, the Company has the right to earn up to a 70% equity position in Al Zuhra Mining.

The entire balance of $18,248,198 recorded in mineral properties in the balance sheet as of March 31, 2012 (December 31, 2011 - $18,248,198) is attributable to the Oman Project.

Idaho Project

Effective as of July 23, 2007, Bardswich LLC, an entity that is owned and controlled by Lloyd J. Bardswich, who was the President and CEO of the Company, and Gentor Idaho, a wholly owned subsidiary of the Company, entered into an assignment agreement whereby Bardswich LLC assigned all of its rights, title and interest in and to the Idaho Option Agreement (“Idaho Option Agreement”) to Gentor Idaho in exchange for $40,000 in cash and 500,000 common shares of the Company. The Idaho Option Agreement dated effective as of March 1, 2007 relates to a certain mineral lease agreement and an option to purchase twenty one (21) patented mining claims located over approximately 376 acres of real property and four other parcels of approximately 216 acres (collectively, the  “Optioned Properties”) in Lemhi County, Idaho. An initial payment of $40,000 in cash was made to the Idaho claim owner upon execution of the Idaho Option Agreement and an additional payment of $60,000 was made on the six-month anniversary date of signing the original Idaho Option Agreement. Payments totaling $300,000 were made from 2008 to 2010 to the Idaho claim owner.  On March 8, 2011, the Idaho claim owner agreed to accept a payment of $100,000 in lieu of the $200,000 payment that was due in full on March 1, 2011 (the fourth anniversary date of the Idaho Option Agreement). The foregoing agreed upon $100,000 payment has been paid to the Idaho claim owner.  All payments that become due subsequent to March 2011 remain as stipulated in the original agreement. To the extent that the Company makes any advanced minimum royalty payments, the Company is entitled to receive a corresponding credit against any required net smelter return royalties that are otherwise required to be paid to the Idaho claim owner under the Idaho Option Agreement. The Idaho Option Agreement also grants the Company an option to purchase the Idaho claim owner’s rights to the Optioned Properties, including but not limited to the IMA Mine, for a total purchase price of $5,000,000, excluding there from the right of the Idaho claim owner to receive a three percent (3%) royalty on net revenue generated from the sale of any molybdenum, copper, lead and zinc recovered from the IMA Mine

14

GENTOR RESOURCES INC.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US dollars and unaudited)

For the three month period ended March 31, 2012

5.	MINERAL PROPERTIES (continued)

and five percent (5%) royalty on the net revenue generated from the sale of all other ores, minerals, or other products recovered from the Optioned Properties.

Turkey Project

On April 30, 2012, the Company announced that it has entered into an agreement with a Turkish company (the “Licence Holder”) pursuant to which the Company has been granted a 12 month option period for the purposes of funding and carrying out the exploration for copper on properties (the “Project”) located in northeastern Turkey held by the Licence Holder. The Company paid the Licence Holder a $200,000 option fee under the said agreement. The Company shall determine on or before the expiry date of the said 12 month period whether to acquire a 70% interest in the Project. If the Company exercises its option to acquire a 70% interest in the Project, a further $400,000 would be payable by the Company to the Licence Holder, and the Company would fund exploration by completing a feasibility study within three years from the acquisition of the said 70% interest (the “Feasibility Period”). At the end of the second and third year of the Feasibility Period, the Company would pay annual sums of $300,000 to the Licence Holder.

6.	CAPITAL ASSETS

March 31, 2012

	Cost	Accumulated Depreciation	Net Book Value
Vehicle	$134,694	$56,214	$78,480
Mining Equipment	60,756	22,754	38,002
Office Equipment	67,688	35,979	31,709
Furniture and Fixtures	15,314	4,933	10,381
Building	358,241	292,213	66,028
	$636,693	$412,093	$224,600

December 31, 2011

	Cost	Accumulated Depreciation	Net Book Value
Vehicle	$134,694	$47,796	$86,898
Mining Equipment	60,756	18,956	41,800
Office Equipment	66,423	33,306	33,117
Furniture and Fixtures	16,579	4,366	12,213
Building	358,241	274,301	83,940
	$636,693	$378,725	$257,968

15

GENTOR RESOURCES INC.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US dollars and unaudited)

For the three month period ended March 31, 2012

7.	RELATED PARTY TRANSACTIONS

As of March 31, 2012, a balance of $79,740 advanced to the Company from a former director and officer of the Company was outstanding (December 31, 2011 - $114,740).  This advance is unsecured, non-interest bearing and re-payable upon demand.

As of March 31, 2012, an amount of $22,266 (December 31, 2011 - $15,725) representing unpaid employee benefits and expenses was due to a corporation of which a director and officer of the Company is a partner.

During the three months ended March 31, 2012, an amount of $1,775 was due to two directors of the Company relating to interest on an amount of $193,771 previously advanced to the Company for working capital purposes during the first quarter of 2010.  The principal amount of this advance was repaid during the fourth quarter of 2010.

All related party transactions are in the normal course of operations and are measured at the exchange amount as determined by management.

8.	REPORTABLE SEGMENTS

The Company operates in one business segment: the exploration, mine development and extraction of precious metals in two geographic areas, the Sultanate of Oman and the United States.

As at	March 31, 2012	December 31, 2011

Oman – mineral properties	$18,248,198	$18,248,198
Oman – capital assets	146,035	160,344
United States – capital assets	78,565	97,624
Total	$18,472,798	$18,506,166

9.	SHARE CAPITAL

a)	Authorized Share Capital

The authorized share capital of the Company consists of 500,000,000 common shares with a par value of $0.0001 per share. Each common share entitles the holder to one vote and no holder of the common shares shall be entitled to any right of cumulative voting.

b)	Issued Share Capital

As of March 31, 2012, the Company had outstanding 62,753,840 (December 31, 2011 – 62,753,840) common shares.

16

GENTOR RESOURCES INC.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US dollars and unaudited)

For the three month period ended March 31, 2012

9.	SHARE CAPITAL (continued)

c)	Stock Based Compensation

On December 14, 2011, the Company established a new stock option plan (the “New Plan”). The New Plan is subject to receipt of TSX Venture Exchange and shareholder approvals. It is planned to seek shareholder approval of the New Plan at the next annual meeting of shareholders. In establishing the New Plan, the Company’s board of directors also provided that no additional awards will be made under the Company’s 2010 Performance and Equity Incentive Plan (the “2010 Plan”) and terminated the 2010 Plan effective upon the exercise, expiry, termination or cancellation of all of the currently outstanding stock options that were granted under the 2010 Plan. Stock options may be granted under the New Plan from time to time by the board of directors of the Company to such directors, officers, employees and consultants of the Company or a subsidiary of the Company, and in such numbers, as are determined by the board at the time of the granting of the stock options. The number of common shares of the Company reserved from time to time for issuance to optionees pursuant to stock options granted under the New Plan shall not exceed 11,000,000 common shares. The exercise price of each stock option granted under the New Plan shall be determined in the discretion of the board of directors of the Company at the time of the granting of the stock option, provided that the exercise price shall not be lower than the last closing price of the Company’s common shares on the TSX Venture Exchange prior to the date the stock option is granted.

On January 20, 2012, 200,000 stock options were granted under the New Plan to an employee of the Company. Each such stock option entitles the holder to purchase one common share of the Company at a purchase price of $1.08 (Cdn$1.09) for a period of 5 years.  The options vest at a rate of 25% on each six-month anniversary of the grant date. None of these options shall be exercisable unless and until shareholder and TSX Venture Exchange approvals are obtained for the New Plan.

On February 15, 2012, 225,000 stock options were granted under the New Plan to various employees of the Company. Each such stock option entitles the holder to purchase one common share of the Company at a purchase price of $0.85 (Cdn$0.85) for a period of 5 years.  The options vest at a rate of 25% on each six-month anniversary of the grant date. None of these options shall be exercisable unless and until shareholder and TSX Venture Exchange approvals are obtained for the New Plan.

Also on February 15, 2012, 200,000 stock options were granted under the New Plan to an employee of the Company. Each such stock option entitles the holder to purchase one common share of the Company at a purchase price of $1.09 (Cdn$1.09) for a period of 5 years.  The options vest at a rate of 25% on each six-month anniversary of the grant date. None of these options shall be exercisable unless and until shareholder and TSX Venture Exchange approvals are obtained for the New Plan.

17

GENTOR RESOURCES INC.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US dollars and unaudited)

For the three month period ended March 31, 2012

9.	SHARE CAPITAL (continued)

As at March 31, 2012, the Company had 1,850,000 (December 31, 2011 – 1,225,000) stock options outstanding to acquire common shares at a weighted average exercise price of $0.89. The remaining weighted average contractual life of outstanding options is 4.09 years.  All of the stock options granted are expected to vest.   As of March 31, 2012, the forfeiture estimate of the outstanding options is 0%.  The number of stock options forfeited, cancelled, expired and exercised during the three months ended March 31, 2012 was nil.  There were 743,750 stock options exercisable and 1,106,250 stock options expected to vest as at March 31, 2012. The weighted average fair value of options granted in 2012 is $0.48 (December 31, 2011 - $0.66). The weighted average exercise price of the options exercisable is $0.79 and expected to exercise is $0.89 with a remaining weighted average contractual lives of 3.57 years and 4.09 years respectively.

During the three months ended March 31, 2012, the Company recognized as a stock based compensation expense in the interim condensed consolidated statements of operations of $154,522 (three months ended March 31, 2011 - $105,625). This amount was credited accordingly to additional paid-in capital in the balance sheet.

The Black-Scholes option-pricing model was used to estimate values of all stock options granted in 2012 based on the following assumptions:

(i)	Risk-free interest rate: 0.91% - 0.81% which is based on the 5 year US Treasury bond rate (December 31, 2011 – 1.14% -2.24%).
(ii)	Expected volatility: 67.11 - 67.33% which is based on the Company’s historical stock price (December 31, 2011 – 67.87% - 68.71%)
(iii)	Expected life: 5 years (December 31, 2011 – 5 years)
(iv)	Expected dividends: $Nil (December 31, 2011 - $Nil)

d)	U.S. Dollar Common Share Purchase Warrants

As at March 31, 2012, the Company had outstanding and exercisable 21,205,340 U.S. dollar common share purchase warrants (December 31, 2011 – 21,205,340), each such warrant entitling the holder to purchase one common share of the Company. Such warrants are set out in the following table:

18

GENTOR RESOURCES INC.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US dollars and unaudited)

For the three month period ended March 31, 2012

9.	SHARE CAPITAL (continued)

Date of Issue	Number of Warrants Issued	Exercise Price	Exercise Period (months)	Remaining Contractual Life (months)
April 29, 2010	4,000,000	$0.75	24	1
October 28, 2010 (1)	4,000,000	$0.90	18	1
October 29, 2010 (1)	333,334	$0.90	18	1
November 2, 2010 (1)	2,666,667	$0.90	18	1
November 18, 2010 (1)	26,000	$0.90	18	1
December 22, 2010 (1)	3,662,671	$0.90	18	3
January 18, 2011 (1)	200,000	$0.90	18	3
January 24, 2011 (1)	250,000	$0.90	18	4
January 26, 2011 (1)	5,333,334	$0.90	18	4
January 27, 2011 (1)	200,000	$0.90	18	4
February 24, 2011 (1)	222,000	$0.90	18	5
March 4, 2011 (1)	33,334	$0.90	18	5
March 7, 2011 (1)	113,000	$0.90	18	5
March 15, 2011 (1)	165,000	$0.90	18	5

	21,205,340

(1)	Warrant life extended by six months by the Company effective as of October 5, 2011.

The Company extended the lives of 17,205,340 U.S. dollar warrants by 6 months effective as of October 5, 2011. The Company valued the affected warrants immediately before and after the modification. The value of the warrants after the modification was increased by $1,057,787, resulting in an accounting adjustment to additional paid-in capital and accumulated deficit in the consolidated statements of shareholders’ equity.

As of March 31, 2012, the weighted average fair value of the U.S. dollar warrants was $0.48 (December 31, 2011 - $0.48).  The number of U.S. dollar warrants that were cancelled, expired and exercised during the three months ended March 31, 2012 was nil (year ended December 31, 2011 – nil).

The following assumptions used in the Black-Scholes option-pricing model used to estimate values of the U.S. dollar warrants granted, reflect the revalued warrants due to the 6 month extension by the Company:

(i)	Risk-free interest rate: 0.23% - 0.28%, which is based on the US Treasury bond rate in effect at the time of grant for bonds with maturity dates at the estimated term of the warrants (December 31, 2011; 0.23% -0.28%)

19

GENTOR RESOURCES INC.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US dollars and unaudited)

For the three month period ended March 31, 2012

9.	SHARE CAPITAL (continued)

(ii)	Expected volatility: 73.66% - 73.67%, which is based on the Company’s historical stock price (December 31, 2011; 73.66% - 73.67%)
(iii)	Expected life: 1 year (December 31, 2011; 1 year)
(iv)	Expected dividends: $Nil (December 31, 2011; $Nil)

e)	Canadian Dollar Common Share Purchase Warrants

As at March 31, 2012, the Company had outstanding and exercisable Canadian dollar common share purchase warrants entitling the holders to purchase a total of 1,692,750 common shares of the Company (December 31, 2011 – 1,692,750), as set out in the following table:

Date of Issue	Number of Shares Issuable	Exercise Price	Exercise Period (months)	Remaining Contractual Life (months)
August 9, 2011(1)	17,500	$1.26	12	4
August 17, 2011(1)	2,500	$1.27	12	4
September 1, 2011(1)	12,500	$1.28	12	5
September 12, 2011(1)	127,500	$1.26	12	5
September 16, 2011(1)	375,000	$1.27	12	5
September 19, 2011(1)	20,750	$1.26	12	6
September 20, 2011(1)	2,500	$1.26	12	6
September 26, 2011(1)	500	$1.21	12	6
September 27, 2011(1)	2,500	$1.23	12	6
October 12, 2011(1)	50,000	$1.23	12	6
November 2, 2011(1)	1,081,500	$1.23	12	7

	1,692,750

(1)	The exercise price for the Canadian dollar common share purchase warrant is Cdn$1.25 for one share and converted at day of issue.

As of March 31, 2012, the weighted average fair value of the Canadian dollar common share purchase warrants was $0.25 (December 31 - 2011 $0.25).  The number of Canadian dollar common share purchase warrants that were cancelled, expired and exercised during the three months ended March 31, 2012 was nil (year ended December 31, 2011 – nil).

The Black-Scholes option-pricing model was used to estimate values of the Canadian dollar common share purchase warrants granted based on the following assumptions:

(i)	Risk-free interest rate: 0.87% - 1.06%, which is based on the Bank of Canada marketable bonds, average yield 1-3 year rate in effect at the time of grant for bonds with maturity dates at the estimated term of the warrants (December 31, 2011 – 0.87% - 1.06%)

20

GENTOR RESOURCES INC.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US dollars and unaudited)

For the three month period ended March 31, 2012

9.	SHARE CAPITAL (continued)

(ii)	Expected volatility: 67.09% - 80.45%, which is based on the Company’s historical stock price (December 31, 2011 – 67.09% - 80.45%)
(iii)	Expected life: 1 year (December 31, 2011 – 1 year)
(iv)	Expected dividends: $Nil (December 31, 2011 - $Nil)

During the three months ended March 31, 2012, $208,705 was recorded as a gain on derivative financial instruments (three months ended March 31, 2011 - $nil).

f)	Loss Per Share

Loss per share was calculated on the basis of the weighted average number of common shares outstanding for the three months ended March 31, 2012, amounting to 62,753,840 common shares (three months ended March 31, 2011 – 57,355,805).

Diluted loss per share was calculated using the treasury stock method. As at March 31, 2012, 20,041,840 (March 31, 2011 – 21,930,340) common shares related to stock options and warrants were anti-dilutive.

10.	SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

For three months ended,	March 31, 2012	March 31, 2011

Cash paid during the period for:	$	$
Interest	-	-
Stock based compensation	154,522	105,625
Income taxes	-	-

11.	INCOME TAXES

For income tax purposes the Company had $1,121,747 of net operating losses for the three-month period ended March 31, 2012, which can be used to offset future taxable income. During the year ended December 31, 2011, the Company incurred net losses and, therefore, had no tax liability. The net deferred tax asset generated by the cumulative loss carryforward has been fully reserved. The net operating loss carryforward is $10,008,220 at March 31, 2012. No income tax benefit has been recorded in these interim condensed consolidated financial statements since the recoverability of such assets will more likely than not be realized through known future revenue sources.

21

GENTOR RESOURCES INC.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US dollars and unaudited)

For the three month period ended March 31, 2012

12.	FINANCIAL RISK MANAGEMENT

a)	FOREIGN CURRENCY RISK

Foreign currency risk is the risk that a variation in exchange rates between the United States dollar and other foreign currencies will affect the Company’s operations and financial results. A portion of the Company’s transactions are denominated in Omani rials and Canadian dollars.  The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities.

Significant foreign currency gains or losses are reflected as a separate component of the consolidated statement of operations. The Company does not use derivatives instruments to reduce its exposure to foreign currency risk.

The following table indicates the impact of foreign currency risk on net working capital as at March 31, 2012. The table below also provides a sensitivity analysis of a 10 percent strengthening of the US dollar against the Omani rial and Canadian dollar as identified which would have increased (decreased) the Company’s net loss by the amounts shown in the table below. A 10 percent weakening of the US dollar against the Omani rial and Canadian dollar would have had the equal but opposite effect as at March 31, 2012.

	Omani Rial	Canadian Dollar

Cash	$86,714	$2,353,337
Prepaids and advances	5,569	-
Accounts payable	(3,628)	-
Accrued liabilities	(31,300)	-
Total foreign currency working capital	57,355	2,353,337
US$ exchange rate at March 31, 2012	2.5899	1.0025
Total foreign currency net working capital in US$	$148,544	$2,359,220
Impact of a 10% strengthening of the US$ on net loss	$14,854	$235,922

b)	MARKET RISK

Market risk is the potential for financial loss from adverse changes in underlying market factors, including foreign-exchange rates, commodity prices, interest rates and stock based compensation costs.

22

GENTOR RESOURCES INC.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US dollars and unaudited)

For the three month period ended March 31, 2012

12.	FINANCIAL RISK MANAGEMENT (continued)

c)	TITLE RISK

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mining properties. Although the Company has investigated title to all of its mineral properties for which it holds rights, the Company cannot give any assurance that title to such properties will not be challenged or impugned and cannot be certain that it will have valid title to its mineral properties.

d)	DISCLOSURES OF FAIR VALUE OF OTHER FINANCIAL ASSETS AND LIABILITIES

The fair value of warrants (note 2j) would be included in the hierarchy as follows:

	Fair Value Measurements at Reporting Date Using:
March 31, 2012

Liabilities:	Level 1	Level 2	Level 3
Canadian dollar common share purchase warrants	-	$54,693	-

23